August 18, 2003

Carlo Tabibi

Managing Member

Pets United LLC

1 Maplewood Drive

Hazelton, Pennsylvania 18202

        RE: Acquisition of 100% Membership Interest in Pets United LLC

Gentleman:

This letter of intent ("LOI") outlines the proposal by which Dogs International, a Nevada corporation with a place of business at 408 South Daytona, Flagler Beach, Florida, 32136 ("DOGN") desires to acquire the 100% membership interest of Pets United LLC, a Limited Liability Company formed under the laws of the State of Pennsylvania ("Pets United"), with principal place of business at 1 Maplewood Drive, Hazleton, PA 18202-9798 whereby DOGN will issue shares of its preferred stock ("Preferred Stock") in exchange for 100% of the membership interest and operational control of Pets United LLC, with assets mainly consisting of The Dog's Outfitter and Allpets.com , which are operating divisions of Pets United, (collectively referred to as the "Acquirees") this letter will constitute an expression of the parties mutual intention to consummate this transaction on the terms and subject to the conditions described below.

This letter (including related discussions and communications) neither constitutes a legally binding agreement nor creates any rights or interests in favor of the parties, it being understood that any rights and obligations which the parties may have, to each other, remain to be set forth in the definitive acquisition agreement ("Acquisition Agreement") described below, into which this letter and all prior discussions shall merge; provided, however, that the parties respective obligations under paragraphs 16 & 17 shall be binding upon the parties, respectively, upon execution of this letter.

DOGN is a development stage company currently engaged in building/acquiring a chain of upscale pet care facilities under the name "Bed & Biscuit InnTM". DOGN's common stock has been registered under Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") and is listed for trading on the National Association of Securities Dealers ("NASD") Over-the-Counter Bulletin Board ("OTC:BB") under the symbol "DOGN".

The membership interests of Pets United, operational control and all assets, including all intellectual property, owned or used in the business of the Acquirees are hereinafter referred to as the "Assets".

The Dog's Outfitter operates a distribution center in Hazleton, Pennsylvania that includes a call center, a catalog design department, and a warehouse operation that stocks more than 14,000 SKU's. The Dog's Outfitter operations, which employs approximately 35 individuals, are supported by a sophisticated management information system and a communications platform that integrates order entry, order payment, fulfillment, tracking, and customer care with inventory/mailing list management, accounting and financial reporting, and marketing analysis.

Allpets.com is a premier online and catalog retailer providing valuable information, education, and pet products to both the consumer and business markets.

1. Parties; Structure. The initial transaction will take the form of an asset acquisition wherein the purchaser in the acquisition (the "Acquisition") will be newly formed wholly-owned subsidiary of DOGN, hereinafter "Newco", which will acquire 100% of the membership interest in Pets United and the Acquirees. The Assets of the Acquirees and the membership interest of Pets United shall remain as the sole assets of Newco. Upon Closing of the Acquisition, the securities of Newco shall be deposited with a to be determined escrow agent until such time as the current members ("Members") of Pets United have received at least Six Million ($6,000,000) in cash consideration plus the total amount funded by the Members to cover the Negative Cash Flow Payments pursuant to Section 2(b) of this LOI (collectively referred to herein as the "Liquidity Factor"), as specified in Paragraph 2 below. When the Members have received the Liquidity Factor, the escrow agent shall release the securities of Newco to DOGN.

2. Consideration.

a.     Purchase Price. The initial purchase price "Initial Purchase Price" shall be Eleven Million Nine Hundred Ninety Thousand Dollars ($11,990,000) plus the total amount of the Negative Cash Flow Payments, which shall be paid as follows:

i.     Cash and Preferred Stock. At Closing, in exchange for the Assets, DOGN will (a) pay, in cash, to the Members an amount equal to $100,000, and (b) issue to the Members shares of its 3% Series C Preferred Convertible and Redeemable Stock (the "Series C Preferred Stock") in an amount equal to 11,990,000 divided by the lesser of 3.33 and the thirty (30) day average closing price of DOGN's common stock as quoted on the OTC:BB for the thirty days immediately prior to the Closing (collectively, the "Initial Purchase Price"). Thereafter, within 10 days of written notice from the Members documenting the funding by the Members of any Negative Cash Flow Payments pursuant to Section 2(b), DOGN shall issue to the Members additional shares of its Series C Preferred Stock in an amount equal to the amount so funded divided by the lesser of 3.33 and the thirty (30) day average closing price of DOGN's common stock as quoted on the OTC:BB for the thirty days immediately prior to the applicable funding date (the "Subsequent Purchase Price"). The Initial Purchase Price and the Subsequent Purchase Price are sometimes hereinafter collectively referred to as the "Series C Purchase Price".

ii.     Rights, Preferences, and Liquidity of Preferred Stock. The Series C Preferred Stock, (the "Preferred Shares") being issued in consideration for the Assets shall have the following rights and preferences and liquidity requirements:

(1) Designation. The Preferred Shares are designated as DOGN's 3% Series C Preferred Stock.

(2) Dividend Provisions. The holders of the Preferred Shares will be entitled to a preferred dividend at the rate of 3% per annum. Dividends on the Preferred Shares will be cumulative and shall be paid in additional Preferred Shares at a per share price equal to the lesser of $3.33 and the thirty (30) day average closing price of DOGN's common stock as quoted on the OTC:BB for the thirty days immediately prior to the applicable funding date, except the dividends will be issued as restricted stock. Dividends shall be paid semi-annually.

(3) Liquidation Preference. In the event of any liquidation, dissolution or winding up of DOGN, either voluntary or involuntary, subject to the rights of series of preferred stock that may from time to time come into existence, the holders of Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of DOGN to the holders of Common Stock or any series of preferred stock in existence as of the date of Closing by reason of their ownership thereof, an amount per share equal to the sum of (i) $4.06 for each outstanding Preferred Share (as adjusted for any stock dividends, combinations or splits with respect to such shares) (the "Liquidation Price") and (ii) an amount equal to 3% of the Liquidation Price for each 12 months that has passed since the date of issuance of any Preferred Share plus any accrued or declared but unpaid dividends on such share (such amount (of declared but unpaid dividends) being referred to herein as the "Premium").

(4) Redemption. DOGN may, at the option of the Board of Directors, redeem in whole or in part up to that number of Preferred Shares with a valuation equal to the Liquidity Factor (the "Redeemable Shares"), assuming such Preferred Shares have not been converted to shares of Common Stock, by paying in cash in exchange for Preferred Shares to be redeemed a sum equal to $4.10 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus all declared or accumulated but unpaid dividends on such shares (the "Redemption Price"). DOGN shall provide each holder of Preferred Shares five (5) days notice of its intention to redeem Preferred Shares, at such time the holder shall have the right to convert their Preferred Shares in shares of Common Stock, as stated in section (5) below. Any redemption effected pursuant to this section shall be made on a pro rata basis among the holders of the Preferred Shares in proportion to the number of Preferred Shares then held by them.

(5) Conversion. The holders of the Preferred Shares shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each Preferred Share shall be convertible, at the option of the holder thereof, at any time following the date of issuance of such share and on or prior to the fifth (5th) day prior to the Redemption Date, if any, as may have been fixed in any Redemption Notice with respect to the Preferred Shares, at the office of DOGN or any transfer agent for such stock, into the same number of fully paid nonassessable shares of Common Stock, a ratio of 1:1 (subject to adjustment for any stock dividends, combinations or splits with respect to such shares and for anti-dilution as set forth in subsection 6 hereof) .

(6) Anti-Dilution Protection. The holders of the Preferred Shares shall have standard weighted-average anti-dilution protection based on the applicable Series C Purchase Price.

(7) Voting Rights. The holder of Preferred Shares shall have voting rights, including protective provisions voting as a separate class from the Common Stock for certain matters such as the authorization and issuance of any new series of preferred shares, or the sale of DOGN.

(8) Liquidity Protection. In the event after two (2) years from Closing of the Acquisition the Members have not received at least an amount equal to the Liquidity Factor from either the redemption pursuant to paragraph (4) above or the sale of common stock after conversion pursuant to paragraphs (5)(a) and (5)(b) above; then in that event the Members have a right to require the redemption of the remaining Redeemable Shares at the Redemption Price, and a right to a put option (the "Put Option") on any remaining common stock previously converted from the Redeemable Shares ("Converted Redeemable Shares"). The Put Option shall be at the Redemption Price; however, in no event shall the put option exceed the Liquidity Factor.

In the event DOGN is unable or unwilling to redeem the remaining Redeemable Shares then held by The Members or comply with the Put Option for the Converted Redeemable Shares then held by The Members, or if the amount received in the aggregate by The Members in connection with the redemption of the Redeemable Shares and sale of the Converted Redeemable Shares does not at least equal the Liquidity factor, then in that event The Members can elect to exchange the balance of the Redeemable Shares and the Converted Redeemable Shares then held by The Members for a percentage interest in Newco, which is to hold the Assets, on the following basis:

The amount actually received by The Members from the redemption of the Redeemable Shares and the sale of the Converted Redeemable Shares divided by the Purchase Price shall equal the percentage of the escrowed Newco shares that will be released to DOGN, with the remaining escrowed Newco shares being issued in the name of The Members. For illustration purposes only, if at the two-year anniversary of the Closing Date, The Members have received, in the aggregate, only $2 Million from the redemption of the Redeemable Shares and the sale of the Converted Redeemable Shares and assuming that the Members have funded an aggregate of $1 Million of the Negative Cash Flow Payments, then the following percentage of escrowed Newco shares shall be released to DOGN:

$2,000,000 / $12,990,00 = 15.40%

and the remaining 84.60% of the escrowed Newco shares shall be issued in the name of The Members.

In the event The Members, following two (2) years from Closing of the Acquisition, have received in the aggregate less than $1 million, from the Redeemable Shares and the sale of the Converted Redeemable Shares; 100% of the escrowed Newco shares shall be released to The Members and DOGN shall have no ownership right in Newco.

If the percentage ZCap are to receive in Newco exceeds 50%, then management of Newco, and thus the Assets, shall be turned over to The Members.

The intent of this provision is to provide The Members the ability to receive a return of the Assets originally transferred to DOGN, or a portion thereof, based upon a return of the consideration paid for such Assets as is available from the Members.

(b) Negative Cash Flow Payments. For a period of two years following the Closing (the "Funding Period") the Members agree to fund up to $1 Million of the negative cash flow from existing operations of the Acquirees, (estimated to be $35,000 - $50,000 per month) (the "Negative Cash Flow Payments"). Once the Members fund an aggregate of $1 Million of the

Negative Cash Flow Payments, then for the remainder of the Funding Period, any additional funding of the Negative Cash Flow Payment shall be shared by the Members and DOGN on a pro rata basis as follows: DOGN shall fund that percentage of the Negative Cash Flow Payments equal to the aggregate received by the Members as of the funding date from the redemption of the Redeemable Shares and the sale of the Converted Redeemable Shares divided by the Purchase Price.

Termination of Funding Obligations. The Members' obligation to fund the Negative Cash Flow Payments shall terminate on the earlier of; (i) expiration of the Funding Period, and (ii) upon the combined net losses of the Acquirees business being less than $10 per month for a period of nine (9) concurrent months.

3. Management of the Acquirees. It is the intention of the parties herein that the Members will retain management of Newco (including the election of directors and appointment of officers), which shall hold as its sole assets the Assets, for such period of time until the Members have received the minimum Liquidity Factor as referenced in Paragraph 7 above. In connection therewith, all the escrowed Newco shares shall be subject to a voting agreement pursuant to which the Members will exercise all voting rights in respect of such shares until the Members receive the minimum Liquidity Factor or the shares are released from escrow as described in Section 2(a)(ii)(7)

4. Board of Directors and Officers of DOGN. Upon completion of the Acquisition of the Acquirees, and at each annual meeting of shareholders for the purpose of electing directors, DOGN agrees to nominate one individual person (the "Member Nominee") to the board of directors of DOGN. However, should the Member Nominee be unable or unwilling to serve on DOGN's board of directors for that particular year, the Members shall be entitled to have two (2) individual persons present at all DOGN board of directors' meetings for the ensuing year and these individuals shall have access to all board meeting minutes.

5. Acquisition: Preparation of Acquisition Agreement. The parties would proceed in good faith to negotiate the terms of a mutually acceptable Acquisition Agreement containing such covenants, representations, warranties and conditions as are customary in transactions of this type, but including the matters described herein. The parties will use their best efforts to complete the Acquisition Agreement and have the Acquisition Agreement approved by the parties Board of Directors by October 1, 2003.

6. Tax Consequences. The Acquisition will be structured for Federal income tax purposes to qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

7. Audited Financial Statements. The Members shall cause, at their sole cost and expense, the Acquirees to have their financial statements audited from inception, prepared in accordance with GAAP and Item 310(c) of Regulation S-B, prior to the Closing.

8. Due Diligence. DOGN and its attorneys, accountants and other representatives will have full access to the books, records and technology of the Acquirees to complete its due diligence investigation of the Acquirees and their technology and other properties prior to execution of the Acquisition Agreement.

9. Representations and Warranties. The Acquisition Agreement would contain such representations and warranties with respect to the business, property and financial condition of the Acquirees as may reasonably be required by DOGN. In turn, DOGN would provide the Members with certain representations and warranties to the business, property and financial condition of DOGN as may reasonably be required by the Members. These representations and warranties by both DOGN and the Members would include, without limitation, matters such as the following:

As to the Acquirees:

a. Pets United, which is duly organized and validly existing under the laws of the State of Pennsylvania and has all requisite corporate power and authority to own and hold its properties and conduct the business in which it is engaged; holds all material licenses, permits and other authorizations from governmental authorities needed to conduct its business.

b. The Acquirees have good and marketable title to all of their assets, and title is valid and proper.

c. The audited financial statements of the Acquirees from inception, are true, correct and complete.

As to DOGN:

a. DOGN is duly organized and validly existing under the laws of the State of Nevada and has all requisite corporate power and authority to own and hold its properties and conduct the business in which it is engaged; holds all material licenses, permits and other authorizations from governmental authorities needed to conduct its business.

b. DOGN has good and marketable title to all of its assets, and title is valid and proper.

c. The audited financial statements of DOGN as of and for the year ended December 31, 2002, and the unaudited financial statements of DOGN for the quarter ending March 31, 2003 are true,

and correct. Upon filing its June 30, 2003 quarterly unaudited financial statements, DOGN will update its representation in the Acquisition Agreement to include a representation that the June 30, 2003 unaudited financial statements are true and correct.

10. Issuance and Registration of Shares. The shares issued in the Acquisition are intended to be issued in reliance on an exemption from registration provided by the Securities Act of 1933, under Section 3(a)(10) and are not intended to be registered with the Securities and Exchange Commission. As a result of the exemption provided by 3(a)(10) and the fairness hearing provided therein, the Preferred Shares will be issued unrestricted and shall be immediately tradable by the Members. However, in the event the fairness hearing is not consummated or the Preferred Shares are issued upon reliance on another exemption from registration, DOGN shall use its commercially reasonable best efforts to register the Preferred Shares for resale as soon as practicable following Closing.

11. Approvals. The Acquisition will be subject to each parties board of directors and by the Members, if required to vote on the sale of the Assets pursuant to the Articles and/or By-laws of Pets United. A vote by DOGN's shareholders is required to consummate the Acquisition, however, DOGN shall use its commercially reasonable best efforts to secure a majority consent of its shareholders prior to completion of the Fairness Hearing.

12. Conditions. The Acquisition Agreement will provide that the obligations of the respective parties to complete the Acquisition would be subject to the following conditions together with such other conditions as may reasonably be required by each party:

Conditions Prior to the Members Closing:

a. The Board of Directors of DOGN shall have approved the Acquisition.

b. There shall have been no material adverse change in the financial condition, earnings or prospects of DOGN.

c. The Members shall complete such due diligence as is deemed by the Board of Directors sufficient to complete the Acquisition.

Conditions Prior to DOGN Closing:

a. The Board of Directors and members, if necessary, of Pets United shall have approved the Acquisition.

b. There shall have been no material adverse change in the financial condition, earnings or prospects of the Acquirees.

c. DOGN shall complete such due diligence as is deemed by the Board of Directors sufficient to complete the Acquisition.

d. The audited financial statements, prepared according to US GAAP, of the Acquirees from inception shall be delivered and approved by DOGN.

13. Press Releases. The Parties will consult with each other prior to issuing any press release or other public statement regarding the proposed transaction. It is strictly understood by the Parties that the information contained herein is confidential in nature and that no such public disclosure shall be made by either party until such time as the definitive Acquisition Agreement is executed.

14. Disclosure. DOGN and the Members agree to take all reasonable precautions to prevent any trading in DOGN securities by their respective officers, directors, employees, affiliates, agents or others having knowledge of the proposed Acquisition until the proposed Acquisition has been closed. The parties understand and agree that until a press release is issued, if ever, or other public disclosure has been made by DOGN, neither party will disclose the fact that these negotiations are taking place, except to professional advisors and to employees of DOGN and the Members on a need-to know basis.

15. Continuation of Business. From the date of this letter of intent until the expiration of the Exclusive Period, the Members will continue to operate the businesses of the Acquirees in the ordinary course and will not enter into any transaction or agreement or take any action out of the ordinary course, including any transaction or commitment greater than $100,000, any declaration of dividends, grants of new stock options or issuance of new shares of stock or rights thereto without first notifying DOGN.

16. Exclusive Negotiations. The Members agree that from the date of this letter until the earlier to occur of the consummation of the Acquisition and sixty days, it will not permit any of its agents or representatives to, solicit, initiate or encourage inquiries or proposals, or provide any information or participate in any negotiations leading to any proposal concerning any acquisition or purchase of all or any substantial portion of the assets or shares of the Assets or any Acquisition or consolidation of the Assets with any third party.

17. Expenses. Whether or not the parties enter into the Definitive Agreement, all costs and expenses incurred in connection with this Letter of Intent and the proposed Acquisition shall be paid by the party incurring such costs. If for any reason the transaction is not consummated, neither party will have any claim against the other with respect to such expenses.

18. Nature of Negotiations. The parties understand that the negotiations described in this letter are merely preliminary acquisition negotiations. This letter does not constitute a binding proposal or offer by DOGN, the Members or Pets United. Any such proposal or offer, if made, will be subject to execution of definitive agreements containing conditions, including but not limited to those referenced in this letter.

19. Effect of this Letter. Except for paragraphs 16 & 17 of this letter, which create binding obligations of DOGN, the Members and Pets United as indicated, this letter creates no liability or obligation on the part of either the Members, Pets United or DOGN. Neither party will have any obligation to consummate the transactions contemplated by this letter unless and until definitive agreements concerning the proposed transaction are executed by both parties and the conditions set forth in the definitive agreement are satisfied.

20. Remedies. In the event of a breach of this letter agreement by either party, the other party may be entitled to any remedy for such breach available at law or equity.

Please indicate your agreement to and acceptance of this letter of intent by signing and returning the enclosed copy of this letter to the undersigned before 5:00 pm Pacific Standard Time on August 22, 2003. This offer will expire if not accepted prior to that time.

Very truly yours,

/s/ Rosemary Williams

Rosemary Williams, President

Dogs International, a Nevada corporation

Agreed and accepted as of August 20, 2003

Pets United LLC, a Pennsylvania

Limited Liability Company

By: /s/ Carlo Tabibi__________

Carlo Tabibi, Managing Member